METROPOLITAN LIFE INSURANCE COMPANY

200 Park Ave

New York, NY 10166

March 26, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Metropolitan Life Insurance Company
Metropolitan Life Separate Account E
File Nos. 811-04001 and 002-90380
Class ID: C000003498
SEC Accession No. 0001193125-21-045271
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Metropolitan Life Insurance Company (“MLIC”) and Metropolitan Life Separate Account E (the “Registrant”) hereby request the withdrawal of the Registrant’s Post-Effective Amendment Number 50 to its Registration Statement on Form N-4 for the Preference Plus Account® Variable Annuity Contracts (the “Contracts”) (Class ID C000003498; File No. 002-90380), together with all exhibits thereto, filed with the Securities and Exchange Commission on February 16, 2021 (the “Post-Effective Amendment”).

After filing the Post-Effective Amendment pursuant to Rule 485(a) under the Securities Act, MLIC determined that a post-effective amendment to the Registrant’s Registration Statement could be filed pursuant to Rule 485(b) under the Securities Act as part of a template plan that MLIC has submitted to the Staff. The Post-Effective Amendment has not yet become effective, and no securities have been sold under the Post-Effective Amendment. Therefore, MLIC and the Registrant respectfully request that an order be issued granting their request for withdrawal of the Post-Effective Amendment effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding this matter, please contact W. Thomas Conner of Vedder Price P.C. at (202) 312-3332, or John Sanders of Vedder Price P.C. at (202) 312-3331.

Sincerely,

Metropolitan Life Insurance Company

By:	/s/ Sasha M. Stabile
Sasha M. Stabile Corporate Counsel

cc:   W. Thomas Conner, Esq.